# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bleichroeder Acquisition Corp. I, CIK 0002028707
CUSIP: G1169T104
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, 47TH FL, NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535845

## Reporting persons
- Healthcare of Ontario Pension Plan Trust Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Bleichroeder Acquisition Corp. I
Address of issuer's principal executive offices: 1345 Avenue of the America, Fl 47, New York, New York 10105

## Item 2. Person Filing
Name of person filing: Healthcare of Ontario Pension Plan Trust Fund ("HOOPP")
Address of principal business office or, if none, residence: 1 York Street, Suite 1900, Toronto, Ontario, Canada, M5J 0B6
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A pension plan formed as a trust under the laws of Ontario, Canada and registered with the Financial Services Regulatory Authority of Ontario.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the regulatory scheme applicable to a pension plan formed as a trust under the laws of Ontario, Canada and registered with the Financial Services Regulatory Authority of Ontario is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Healthcare of Ontario Pension Plan Trust Fund: /s/ Abas Kanu, VP, HOOPP Compliance Officer (08/13/2025)